December 20, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (303) 468-4266

Randy Gress
Chief Executive Officer and Director
Innophos, Inc.
Innophos Investments Holdings, Inc.
259 Prospect Plains Road
Cranbury, New Jersey 08512


Re: 	Innophos, Inc.
	Registration Statement on Form S-4 and Amendment No. 1
Filed November 23, 2005 and November 28, 2005
	File No. 333-129951
Innophos Investments Holdings, Inc.
Registration Statement on Form S-4 and Amendment No. 1
Filed November 23, 2005 and November 28, 2005
File No. 333-129954


Dear Mr. Gress:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. The following comments are keyed to disclosure in the Form S-4 and
S-4/A for Innophos, Inc, file no. 333-129951. Please also address these comments and revise the Form S-4 and S-4/A for Innophos Investments Holdings, Inc., file no. 333-129954, as applicable. Where this letter requests supplemental confirmation, please provide such confirmation for each filing.

2. Please confirm supplementally that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

3. We note your reference to the third party appraisal firm throughout your filing. Please name the expert and provide their consent as required by Section 436(b) of Regulation C or delete your reference to them.

Cover Page

4. To the extent additional subsidiaries of the company come into existence and are made guarantors on the exchange notes prior to the effectiveness of this registration statement, we assume you will update the facing page, the signature pages, and financial statements to reflect the additional guarantors. Please note that guarantors added following effectiveness of this Form S-4 will require a new registration statement to be filed to register the additional guarantees.

5. As currently represented, the offer could be open for less than
20
business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Table of Contents, page i

6. Please revise your table of contents to include a specific listing of the risk factors section, as required by Item 502(a) of Regulation
S-K.

Prospectus Summary, page 1

7. We note your discussion of Market and Industry Data on page 30. Please supplementally provide us with copies of the information from third party sources on which you base statements in the prospectus.
Please tell us whether you believe these materials are the most recent materials on the subject by the authors. In addition, please tell us whether they have been made available to the public, without payment of subscription or similar fees or whether they were prepared for you. We reference as an example your statement regarding the size of the specialty phosphate market size in 2003 on page 2.

8. We note your summary contains a lengthy description of the company`s competitive strengths, business strategy, and "purpose of the exchange offer." Further, we note virtually identical disclosure of the company`s competitive strengths and "purpose of the exchange offer" appears later in the prospectus. In the summary, you are to carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. The summary should not include a lengthy description of the company`s business and business strategy.
This detailed information is better suited for the body of the prospectus. If you want to highlight key aspects of your business strategy, consider listing these in a bullet-point format, with one sentence per bullet point. See Item 503(a) of Regulation S-K and part IV.C. of Securities Act Release No. 7497.

Purpose of the Exchange Offer, page 6

9. Your discussion in the second paragraph appears to repeat most of the information disclosed on page 33. Please revise to summarize the information concerning the liquidated damages in a manner to facilitate a reader`s understanding. Consider using bullet points to highlight the filing deadlines you missed and the resulting damages you incurred.

Summary of the Exchange Offer, page 7

10. We note the disclosure indicating that you will issue new notes or return any old notes not accepted for exchange "as promptly as possible" after expiration or termination of the offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

The New Notes, page 9

11. Please revise your summary discussion of guarantees of the new notes to reflect that the notes are only guaranteed by your Innophos
Mexico Holdings, LLC subsidiary. If the notes are guaranteed by other existing subsidiaries, you must amend your registration statement to name these subsidiaries and register these guarantees.
Please make corresponding revisions throughout your filing, including your cover page.

Risk Factors, page 15

12. You list a variety of risks that could apply to any company with international operations. Describe with greater specificity the risks that arise from your operations in your specific foreign markets. What are the company`s material risks?

Risks Related to the Notes, page 15
Our substantial leverage may impair our financial condition . . ., page 15

13. We note disclosure of your susceptibility to interest rate fluctuations due to your substantial variable rate debt. Please revise to indicate how much your interest expense will increase for each 1% increase in interest rates.

We will require a significant amount of cash. . . , page 16

14. Please state your current annual debt service payment obligations.

Covenant restrictions under our indebtedness . . ., page 17

15. We note the cross-default provisions of your other indebtedness here and under your discussion of the risks presented by a change of control on pages 18-19, as well as the cross-default and acceleration provisions of the Indenture, as discussed on pages 117-18. Please add a risk factor to discuss the applicability of cross-default and acceleration provisions in your other debt instruments to the Indenture under which the exchange notes are issued, as well as the company`s ability to repay all accelerated indebtedness, including the exchange notes, simultaneously.

16. Please confirm to us supplementally that you are in compliance with all of the terms of your outstanding debt and required ratios.
In the event you are not in compliance, please disclose the terms you do not meet and the potential consequences.

Risks Related to the Company, page 19
We have identified in our operations material weaknesses in our internal controls over financial reporting . . ., page 22

17. Please revise your discussion of disclosure controls and procedures and internal control over financial reporting to indicate that as a first-time registrant, you are not currently subject to Exchange Act rules implementing Section 404 of Sarbanes-Oxley. If you conclude that the results of your assessments present a material risk to investors on a going-forward basis, revise your discussion to explain that you will become a reporting company subject to the rules implementing Section 404 as a result of this offering, the consequences of those rules, and the risk(s) they and/or previously identified weaknesses present to investors. In revising your discussion, please note that disclosure controls and procedures and internal controls over financial reporting are separate, albeit related, concepts. Refer to Items 307 and 308 of Regulation S-K. For additional information on internal controls over financial reporting, refer to the Staff Statement on Management`s Report on Internal Controls Over Financial Reporting (May 16, 2005), available on the Commission website at www.sec.gov.

18. We note your disclosure in the second paragraph on page 23 that the company is developing an action plan to address "the material weaknesses noted above." Please revise to describe these material weaknesses with more specificity. We note your reference to "control deficiencies as noted in our 10-K report field with the Trustee under our Indenture." Please revise to describe these control deficiencies here and delete the reference to a document that you do not incorporate by reference.

19. We note your list of actions that you are taking to enhance the reliability and effectiveness of your control procedures. Please disclose with more specificity whether or not the company has remediated the material weaknesses. If the material weaknesses have not been remediated, please disclose more fully when and how the company expects to do so. Please explain in more specific detail the steps you have taken (or plan to take) and procedures you implemented
(or plan to implement) to correct the material weaknesses you identify.

We may be held liable for certain tax claims . . ., page 24

20. We note virtually identical disclosure of the substance of the individual proceedings on pages 51 and 52, and in legal proceedings on pages 78 and 79. Please revise this risk factor to concisely state the risks presented to investors by these tax claims.

As a U.S. corporation, we are subject to the Foreign Corrupt
Practices Act . . ., page 28

21. Please revise to present this risk with more specificity. For example, have there been any determinations that you have violated the FCPA?

Due to the nature of our business and products, we may be liable for damages based on product liability claims, page 29

22. If relevant, please revise the discussion presented in this risk factor to state whether you or your predecessor have been subject to product liability claims. For example, have you or your predecessor had any material product liability claim settlements within the past three years? Is Innophos currently subject to any potentially material product liability claims? Risk factors that are so vague or speculative that they could apply to any company should be deleted.

Forward Looking Statements, page 31

23. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer or with an initial public offering. See Section 27A(b)(2)(C), (D) of the Securities Act and Section 21E(b)(2)(C), (D) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer. Please delete the risk factor discussing forward-looking statements that begins on page 29 in its entirety.

The Exchange Offer, page 33

24. We note your disclosure on page 35 in the paragraph that precedes
"Procedures for Tendering Old Notes Through Brokers and Banks." Please advise us as to how oral notice of any delay in acceptance, extension, termination, or amendment is reasonably calculated to reach registered holders of outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d). In addition, please confirm that, in the case of an extension, any press release or other public announcement you undertake to make will disclose the approximate number of Old Notes tendered to date.

Unaudited Pro Forma Statements of Operations, page 41

25. We note that you are using a weighted average life of the total increase in identifiable intangible assets to calculate pro forma amortization expense. Based on the disclosure in note 1 that identifies a weighted average life for each identifiable intangible group, please provide us with your calculation of the annual amortization for each identifiable intangible asset group. Refer to
Article 11-02(b)(6) of Regulation S-X for guidance.

26. Please revise note 4 to state why you have not included an adjustment for the Transition Services Agreement, including the amounts you are required to pay under this agreement. Refer to
Article 11-02(b)(5) of Regulation S-X for guidance.

27. Please revise your disclosure in note 4 to explain how you determined the Pharma-calcium phosphates sales agency agreement related to the administrative and selling expense results in a decrease to SG&A. Refer to Article 11-02(b)(6) of Regulation S-X for guidance.

28. Please revise your disclosure in note 4 to explain how you determined the impact of increasing the fair value of property, plant and equipment with purchase accounting results in a decrease to depreciation and amortization expense included in SG&A. Refer to
Article 11-02(b)(6) of Regulation S-X for guidance.

29. We note that your term loan facility is based on a variable interest rate. As such, please disclose the effect on income of a 1/8 percent variance in interest rates. Refer to Article 11-
02(b)(8)
for guidance.

Selected Financial and Other Data, page 45

30. For periods August 14, 2005 - December 31, 2004 and August 14, 2004 - September 30, 2004, please remove the less than one-to-one coverage and only disclose the dollar amount of the deficiency.
Refer Item 503 of Regulation S-K for guidance.

Management`s Discussion and Analysis of Financial Condition And
Results of Operations, page 47
Critical Accounting Policies and Estimates, page 48

31. We note your disclosure that your bi-carbonate plant at Chicago
Heights is currently idle. In addition, you have an agreement with
Rhodia for a 5-year option to lease the plant for 10 years an no cost. As such, it appears that there is an uncertainty regarding your ability to recover the carrying value of this plant. Please disclose the carrying value of this plant within your valuation of goodwill and long-lived assets section, including a description of the plant`s future operational status. Refer to Item 303, Instruction 3 to Paragraph 303(A) of Regulation S-K for guidance. Please also tell us how you determined this plant is not impaired under SFAS 144.

Claims and Legal Proceedings, page 51

32. We note that for the Mexican Tax Claims, Mosaic remedial investigation and clean-up, and Mexican Water Recycling System issues, you are/may be seeking indemnification by Rhodia, S.A. We also note Rhodia has reported a significant amount of debt with negative stockholders` equity as of September 30, 2005 and December
31, 2004, net loss for its nine-months ended September 30, 2005 and fiscal years 2004 and 2003, and negative operating cash flows for the three fiscal years ended December 31, 2004. As such, please included disclosure regarding management`s assessment of the probability that
Innophos will incur a loss due to Rhodia`s potential inability to perform under the indemnification agreement and your basis for such conclusions. Also consider addressing this in your risk factor section.

33. We note that Rhodia sold the AvGard business during May 2004 and that AvGard`s results are included in the Phosphates Business`s historical results. As such, it is unclear why the results of this business is not presented as a discontinued operation. Please tell us how you determined that the AvGard business is not a component. Or, tell us why you believe the cash flows of the component are not eliminated from the on-going operations and/or you have continuing involvement in the operations of this component subsequent to its sale with reference to SFAS 144 in support of your conclusions. Finally, please include disclosures under SFAS 144 for the sale of the AvGard business in your audited footnotes, or tell us why you do not believe such disclosure is required.

34. Please revise your disclosure to include a discussion and analysis of your segment operational results for net sales and segment EBITDA. Refer to Item 303(A) of Regulation S-K for guidance.

35. We note that a significant STPP customer has filed a claim related to product issues. As such, please include a discussion of any trends this claim has had or is expected to have on future results of operations. Refer to Item 303(A)(3)(ii) of Regulation S-K for guidance.

Liquidity and Capital Resources, page 60

36. We note that inventory is 11% of your total assets as of September 30, 2004. As such, please include an analysis of inventory turnover rates. In addition, inventory has increased six percent since December 31, 2004, which appears to be disproportionate to your net sales trends. As such, please also include a discussion and analysis of this trend. Refer to instruction 5 to Item 303(A) of Regulation S-K for guidance.

Management, page 82

37. Please revise your discussion of Mr. Heyse`s business experience to specify his occupation for each of the past five years. Refer to
Item 401(e) of Regulation S-K.

Description of Certain Indebtedness, page 93

38. Delete the language that the descriptions "do not purport to be complete" and are "qualified in their entirety by reference."
Rule
411(a) of Regulation C under the Securities Act allows qualification of information inside the prospectus by reference to information outside the prospectus only to the extent that the form explicitly permits it or where the form requires a summary of the document. If you retain the language that descriptions "do not purport to be complete," disclose that all material provisions of your indebtedness are discussed in the prospectus.

39. In addition, please delete the statement "which is available from us upon request" and file the new senior secured credit agreement as an exhibit.

Available Information, page 145

40. Please update the address of the Commission`s public reference room. See Form S-4, Item 11(c).

Innophos, Inc. and Subsidiaries Financial Statements for the
Fiscal
Year Ended December 31, 2004
Report of Independent Registered Public Accounting Firm, page F-2

41. We note that the audited financial statements do not include a note related to the predecessor financial statements that presumably is a required GAAP disclosure.  The consent included in Exhibit
23.1
states the footnote relates to the combined financial statements of
Rhodia Phosphates Business. Please tell us why you believe the footnote is no longer required and your current financial statements contain all required GAAP disclosures for the fiscal year ended December 31, 2004. Otherwise, please include this footnote in the audited financial statements.

(21)  Condensed Combining Financial Statements, page F-44

42. Please include the disclosures required by Article 3-10(e) of Regulation S-X, if applicable, for your 2004 Senior Subordinated
Notes, which are the subject of this Form S-4.


      As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish cover letters with your amendments that key your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.







      You may contact Tracey Houser, Staff Accountant, at (202)
551-
3736 or Al Pavot, Senior Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at
(202) 551-3749 or Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708. Alternatively, you may contact me at (202) 551-3760 with any other questions.


Sincerely,



Pamela A. Long
Assistant Director



cc:	Joshua N. Korff, Esq. (via facsimile 212/446-6460)
      David McCusker, Esq.
      Kirkland & Ellis LLP
      Citigroup Center
      152 East 53rd Street
      New York, New York 10022-4675
??

??

??

??

Randy Gress
Innophos, Inc.
Innophos Investments Holdings, Inc.
December 20, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE